Exhibit 99.1

Yandex Announces Fourth Quarter and Full-Year 2021 Financial Results

MOSCOW and AMSTERDAM, the Netherlands, February 15, 2022 -- Yandex (NASDAQ and MOEX: YNDX), one of Europe's largest internet companies and the leading search and ride-hailing provider in Russia, today announced its unaudited financial results for the fourth quarter and the full year ended December 31, 2021.

Q4 and FY 2021 Financial and Operational Highlights1,2

In RUB millions		Three months ended December 31,			Twelve months ended December 31,
		2020	2021	Change	2020	2021	Change
	Total Revenues	71,599	110,328	54%	231,825	356,171	54%
Total Group on a	Online Ad Revenues	38,402	48,431	26%	130,987	166,618	27%
like-for-like basis	Online Ad Revenues Ex-TAC	32,486	41,269	27%	110,609	140,949	27%
including	Total Adjusted EBITDA	13,768	9,720	-29%	45,176	32,143	-29%
Yandex Market	Total Adjusted EBITDA margin, %	19.2%	8.8%	-10.4 pp	19.5%	9.0%	-10.5 pp
in 2020	Net income/(loss)	(95)	(2,861)	n/m	20,309	(14,653)	n/m
	Adjusted Net Income	5,846	2,645	-55%	17,963	8,005	-55%
	Share of Russian search market, %	59.7%	60.2%	0.5 pp	59.2%	59.8%	0.6 pp
	Search share on Android, %	58.6%	59.2%	0.6 pp	57.6%	59.2%	1.6 pp
	Search share on iOS, %	41.6%	44.0%	2.4 pp	41.8%	42.8%	1.0 pp
Search and	Revenues	36,648	47,955	31%	124,810	165,235	32%
Portal	Revenues Ex-TAC	30,386	40,023	32%	102,883	136,276	32%
	Adjusted EBITDA	18,132	23,485	30%	60,719	79,579	31%
	Adjusted EBITDA margin, %	49.5%	49.0%	-0.5 pp	48.6%	48.2%	-0.4 pp
	Revenues	22,251	42,878	93%	67,955	131,571	94%
	Rides YoY growth in the Ride-hailing service, %	17.0%	48.0%	31.0 pp	18.0%	50.0%	32.0 pp
	GMV[4] of Ride-hailing	100,999	170,750	69%	327,442	574,052	75%
MLU (Taxi)[3]	GMV of FoodTech	12,913	26,446	105%	37,147	80,101	116%
	GMV[5] of Logistics	4,165	11,296	171%	8,578	29,456	243%
	Total MLU Adjusted EBITDA	1,767	5,441	208%	3,437	11,972	248%
	Ride-hailing Adjusted EBITDA margin (as % of GMV)	3.2%	4.4%	1.2 pp	3.0%	3.9%	0.9 pp
	Total E-Commerce GMV[6]	20,154	58,769	192%	55,861	160,444	187%
Yandex Market	Yandex Market marketplace GMV	14,692	46,208	215%	43,612	122,188	180%
	Yandex Market Adjusted EBITDA	(3,036)	(12,372)	n/m	(8,293)	(40,451)	n/m
Media Services	Yandex Plus subscribers, MM	6.7	12.0	79%	6.7	12.0	79%
Zen	Zen DAU, MM	20.3	22.3	10%	20.3	22.3	10%
	Share of video as % of time spent on Zen	23.0%	37.0%	14.0 pp	23.0%	37.0%	14.0 pp

(1) Pursuant to SEC rules regarding convenience translations, Russian ruble (RUB) amounts have been translated into U.S. dollars in this release at a rate of RUB 74.2926 to $1.00, the official exchange rate quoted as of December 31, 2021 by the Central Bank of the Russian Federation.

(2) The following measures presented in this release are “non-GAAP financial measures”: ex-TAC revenues, adjusted EBITDA, adjusted EBITDA margin, adjusted net income, and financial results on a like-for-like basis including Yandex Market in 2020. Please see the section “Use of Non-GAAP Financial Measures” below for a discussion of how we define these measures, as well as reconciliations at the end of this release of each of these measures to the most directly comparable U.S. GAAP measures.

(3) The MLU (Taxi) segment composition is relevant for 4Q 2021 and it does not take into account the completed restructuring of our joint ventures with Uber in December 2021, which will affect the segment composition starting Q1 2022.

(4) GMV (or gross merchandise value) is the value of orders delivered (and settled by customers) recognized on the date of delivery at their final prices, including VAT.

(5) GMV of Yandex Delivery (Logistics) is defined as total transaction amounts paid by individual users and B2B clients for a last-mile delivery service, including VAT and excluding any adjustment for consumer discounts and refunds, partner (Driver / Courier) earnings and partner incentives.

(6) E-Commerce GMV is defined as the value of all merchandise sold through our Yandex Market marketplace and Yandex Lavka as well as the value of grocery products sold through Yandex Eats (delivered and paid for) including VAT.

Financial outlook

Based on recent performance, we expect our total group revenues to be between RUB 490 billion and RUB 500 billion for the full year 2022.

In Search & Portal, we expect ruble-based revenue to grow in the mid-to-high teens for the full year 2022 compared with 2021. We target Adjusted EBITDA margin to remain stable for the full year 2022 vs. full year 2021.

In Mobility, we estimate GMV to be in the range of RUB 700 billion to RUB 720 billion for the full year 2022, which implies slight acceleration of growth on a normalised two-year stack basis (compensating for the impact of the Covid-19 pandemic). We expect Adjusted EBITDA margin for the mobility business to improve by up to 50 bps as a percentage of GMV compared with 2021.

We expect our total E-Commerce GMV (including GMV of Yandex Market marketplace, our e-grocery business Yandex Lavka and grocery-originated GMV of Yandex Eats) to double for the full year 2022 compared with 2021.

Our outlook reflects our current view, based on the trends that we have seen in 2021, and may change subject to developments in market conditions, including impacts due to concerns over the current economic outlook and the coronavirus pandemic.

Corporate and Subsequent Events

●	On December 6, 2021, Yandex announced a lock-up of all Class B shares held by Arkady Volozh (via his Family Trust) through December 31, 2023

●	On December 21, 2021, Yandex announced the completion of the restructuring of the Company’s joint venture with Uber, MLU B.V. Following closing, Yandex owns 100% of each of the Yandex Eats, Yandex Lavka and Yandex Delivery (Logistics), and approximately 71% of newly structured MLU B.V. (consisting of mobility businesses post-restructuring, i.e. ride-hailing and car-sharing). In the first stage completed in September 2021 Yandex also acquired the entire Uber’s 18.2% interest in Self Driving Group and as a result owns 100% of the business. The total consideration of the transactions was $1.0 billion in cash

●	Yandex repurchased 645,191 Class A shares in open market repurchases in Q4 2021, for total consideration of $50.1 million, as part of the Company’s ongoing share repurchase program. We intend to hold such shares in treasury for use under the Yandex equity incentive plan

●	Yandex was assigned three high credit ratings, including investment grade level ‘BBB’ with a Stable Outlook from Fitch and ‘BBB-’ with a Stable Outlook from S&P Global Ratings, as well as ‘АA+(RU)’ with a Stable Outlook from ACRA in December 2021 and January 2022

●	On January 21, 2022, Yandex has reached a settlement with the Federal Antimonopoly Service of Russia (FAS) and a consortium of Russian Internet companies in connection with an antitrust claim related to the placement of enriched search results. The settlement agreement confirms that Yandex has complied with all requirements of the warning, sets forth certain additional obligations of Yandex to support competition and terminates the case without any fines. The case is pending a formal termination of proceedings by FAS.

Consolidated Results

The following table provides a summary of our key consolidated financial results for the three and twelve month periods ended December 31, 2020 and 2021, which includes the results of Yandex Market from July 24, 2020 (the date of consolidation):

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Revenues	71,599	110,328	54%	218,344	356,171	63%
Ex-TAC revenues	65,683	103,166	57%	198,398	330,502	67%
Income/(loss) from operations	4,108	(2,603)	n/m	15,671	(13,277)	n/m
Adjusted EBITDA	13,768	9,720	-29%	49,348	32,143	-35%
Net income/(loss)	(95)	(2,861)	n/m	23,350	(14,653)	n/m
Adjusted net income	5,846	2,645	-55%	20,398	8,005	-61%

The table below provides a summary of our key financial results on a like-for-like basis (including Yandex Market for the full year 2020) for the twelve months ended December 31, 2020 and 2021:

In RUB millions	Twelve months ended December 31,
	2020	2021	Change
Revenues	231,825	356,171	54%
Ex-TAC revenues	211,447	330,502	56%
Income/(loss) from operations	9,542	(13,277)	n/m
Adjusted EBITDA	45,176	32,143	-29%
Net income/(loss)	20,309	(14,653)	n/m
Adjusted net income	17,963	8,005	-55%

Our segment disclosure is provided in the Segment financial results section below.

Cash, cash equivalents and term deposits as of December 31, 2021:

●	RUB 102.7 billion ($1,382.3 million) on a consolidated basis
●	In December 2021, Yandex paid RUB 14.9 billion* ($200 million) in cash, the remaining consideration upon the completion of the joint venture restructuring transaction with Uber

*at the exchange rate as of payment date.

Segment financial results

Search & Portal

Our Search and Portal segment includes Search, Geo, Yandex 360, Weather, News, Travel, Alice voice assistant and a number of other services offered in Russia, Belarus and Kazakhstan.

Key operational trends:

●	Share of Russian search market, including mobile, averaged 60.2% in Q4 2021, up from 59.7% in Q4 2020 and 59.3% in Q3 2021, according to Yandex Radar
●	Search share on Android in Russia was 59.2% in Q4 2021, up from 58.6% in Q4 2020 and 58.9% in Q3 2021, according to Yandex Radar
●	Search share on iOS in Russia was 44.0% in Q4 2021, up from 41.6% in Q4 2020 and 42.8% in Q3 2021, according to Yandex Radar
●	Mobile search traffic was 64.4% of our total search traffic in Q4 2021. Mobile revenues represented 57.4% of our search revenues in Q4 2021
●	Search queries in Russia grew 7% in Q4 2021 compared with Q4 2020

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Revenues	36,648	47,955	31%	124,810	165,235	32%
Revenues Ex-TAC	30,386	40,023	32%	102,883	136,276	32%
Adjusted EBITDA	18,132	23,485	30%	60,719	79,579	31%
Adjusted EBITDA margin	49.5%	49.0%	-0.5 pp	48.6%	48.2%	-0.4 pp

Revenues increased by 31% and Revenues Ex-TAC increased by 32% year-on-year in Q4 2021. On a two-year stack basis, which we are presenting to provide a clearer picture of our business by smoothing out the effect of the Covid-19 pandemic, the revenues grew by 18% in Q4 2021. The increase was primarily driven by the solid growth of the core search business (supported by product development and improved search share) as well as strong trends in the Yandex Ad Network on the back of improved economic recovery and our investments in further enhancements of our advertising products, instruments and technologies.

Adjusted EBITDA margin came to 49.0% in Q4 2021 compared with 49.5% in Q4 2020. The year-on-year dynamic was primarily driven by our investments in increasing effectiveness of advertising products (including our conversion strategies and simplified solutions for SMB clients) and in product and performance marketing to support the growth of iOS market share.

MLU (Taxi)

In 2021, the MLU (Taxi) segment included our mobility businesses, which consist of the (i) Ride-hailing business (including Yandex Taxi in Russia and 19 other countries across CIS and EMEA, and Uber in Russia and CIS) for both B2C and B2B, (ii) Yandex Drive, our car-sharing business; (iii) the FoodTech businesses (including Yandex Eats, our ready-to-eat and grocery delivery service; and Yandex Lavka, our hyperlocal convenience store delivery service); and (iv) Yandex Delivery (Logistics), our last mile logistics solution for individuals, SMBs and enterprises.

Key operational trends:

●	Number of rides in the Ride-hailing service increased 48% compared with Q4 2020
●	The number of our dark stores in Yandex Lavka service reached 404 stores as of the end of December 2021

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
GMV:
Mobility	104,082	174,729	68%	337,863	588,846	74%
Ride-hailing	100,999	170,750	69%	327,442	574,052	75%
Drive	3,083	3,979	29%	10,421	14,794	42%
Yandex Delivery (Logistics)	4,165	11,296	171%	8,578	29,456	243%
FoodTech	12,913	26,446	105%	37,147	80,101	116%
Total GMV	121,160	212,471	75%	383,588	698,403	82%
Revenues:
Mobility	14,828	26,722	80%	49,244	85,391	73%
Ride-hailing	12,304	23,366	90%	40,719	73,024	79%
Drive	2,524	3,356	33%	8,525	12,367	45%
Yandex Delivery (Logistics)	1,539	5,294	244%	3,083	12,912	319%
FoodTech	6,371	12,621	98%	16,663	37,652	126%
Eliminations	(487)	(1,759)	261%	(1,035)	(4,384)	324%
Total revenues	22,251	42,878	93%	67,955	131,571	94%
Adjusted EBITDA:
Mobility	3,339	7,939	138%	8,115	23,465	189%
Ride-hailing	3,247	7,511	131%	9,892	22,266	125%
Drive	92	428	365%	(1,777)	1,199	n/m

Yandex Delivery (Logistics)	(429)	(54)	-87%	(837)	(902)	8%
FoodTech	(1,143)	(2,444)	114%	(3,841)	(10,591)	176%
Total Adjusted EBITDA	1,767	5,441	208%	3,437	11,972	248%
Adjusted EBITDA margin as % of GMV:
Mobility	3.2%	4.5%	1.3 pp	2.4%	4.0%	1.6 pp
Ride-hailing	3.2%	4.4%	1.2 pp	3.0%	3.9%	0.9 pp
Drive	3.0%	10.8%	7.8 pp	-17.1%	8.1%	25.2 pp
Yandex Delivery (Logistics)	-10.3%	-0.5%	9.8 pp	-9.8%	-3.1%	6.7 pp
FoodTech	-8.9%	-9.2%	-0.3 pp	-10.3%	-13.2%	-2.9 pp
Total Adjusted EBITDA as % of GMV	1.5%	2.6%	1.1 pp	0.9%	1.7%	0.8 pp

MLU (Taxi) segment revenues increased by 93%, with Ride-hailing (including our corporate Taxi business) and Yandex Lavka as the largest contributors to growth, followed by the Yandex Delivery (Logistics) business, as well as Yandex Eats. Ride-hailing and Drive revenues increased by 90% and 33% respectively, driven by solid growth in rides and even faster growth in GMV (against the backdrop of the continuing driver supply shortage as well as seasonal increases in surge coefficients due to the weather conditions). Yandex Delivery (Logistics) revenues increased by 244% year-on-year and demonstrated solid growth compared to Q4 2020, as a result of increasing demand for last-mile delivery services. FoodTech revenue delivered solid 98% year-on-year growth primarily driven by the growth of Yandex Lavka on the back of increased demand and new dark stores openings, as well as by the solid performance of Yandex Eats Grocery; its share reached 26% of Yandex Eats GMV in Q4. On a two-year stack basis, revenue in Ride-hailing, Drive and FoodTech increased by 48%, 15% and 216%, respectively (including 128% two-year stack growth for Yandex Eats).

Eliminations related to the MLU (Taxi) segment represent the eliminations of intercompany revenues between different businesses within the Taxi Group. The increase of 261% in Q4 2021 compared with Q4 2020 was mainly attributed to a higher volume of FoodTech orders fulfilled by our Yandex Delivery (Logistics) business growing from a low base.

Adjusted EBITDA of MLU (Taxi) was RUB 5,441 million in Q4 2021, an increase from RUB 1,767 million in Q4 2020. Adjusted EBITDA of the Mobility businesses reached RUB 7,939 million and increased 138% in Q4 2021 compared to Q4 2020, which was however offset by our investments into the rapidly growing Yandex Lavka and Yandex Eats (primariy as a result of expansion of our grocery delivery from retail chains) businesses as well as expansion of our Yandex Delivery (Logistics) services (including investments in building a stand-alone supply of drivers and couriers).

Yandex Market

The Yandex Market segment includes our e-commerce marketplace and several small experiments.

Key operational trends:

●	Total E-Commerce GMV (Yandex Market marketplace, our e-grocery business Yandex Lavka and grocery-originated GMV of Yandex Eats) increased by 192% year-on-year in Q4 2021
●	The share of GMV sold by third-party sellers on our Yandex Market marketplace reached 82% in Q4 2021 compared to 63% in Q4 2020
●	Marketplace’s assortment was 22.6 million SKUs as of the end of Q4 2021, up from 20.9 million SKUs as of the end of Q3 2021 and 2.0 million SKUs as of the end of Q4 2020, and further expanded to 25.2 million SKUs as of the end of January 2022
●	The number of active buyers[7] on Yandex Market marketplace increased by 96% year-on-year and reached 9.8 million as of the end of Q4 2021
●	The number of active sellers[8] on Yandex Market marketplace increased by 214% year-on-year and reached 23.9 thousand as of the end of Q4 2021

(7) An active buyer is a buyer who made at least 1 purchase in the last 12 months prior to the reporting date.

(8) An active seller is a seller who made at least 1 sale in the last 1 month prior to the reporting date.

The table below presents the financial results of the Yandex Market segment on a like-for-like basis for the full three and twelve months periods ended December 31, 2020 and 2021.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020 *	2021	Change	2020 *	2021	Change
GMV of Yandex Market	14,692	46,208	215%	43,612	122,188	180%
Revenues:	8,659	10,454	21%	28,831	35,288	22%
Revenues from sale of goods (1P)	4,447	7,021	58%	15,307	24,319	59%
Commission and other marketplace revenues (3P)	1,557	2,638	69%	4,592	6,220	35%
CPC revenues[9]	2,655	795	-70%	8,932	4,749	-47%
Adjusted EBITDA	(3,036)	(12,372)	n/m	(8,293)	(40,451)	n/m
Adjusted EBITDA margin	-35.1%	-118.3%	-83.2 pp	-28.8%	-114.6%	-85.8 pp

* Financial results of Yandex Market for the three and twelve months ended December 31, 2020 were included in Yandex’s consolidated financial results on a consolidated basis from July 24, 2020. Yandex’s portion of the results of Yandex Market prior the date of acquisition were recognized in the line item “Loss from equity method investments”.

(9) CPC revenues are defined as revenues from price comparison services priced on a CPC (cost-per-click) basis and recognized only when a user clicks on product offerings placed by merchants on Yandex Market. Marketplace revenues (from sales of goods (1P) and commission and other marketplace revenues (3P)) are priced on CPA (cost per action) model.

The growth in GMV of Yandex Market marketplace slightly accelerated to 215% year-on-year in Q4 2021 compared with 212% in Q3 2021. The growth was driven by a combination of factors, including the expansion of the customer and merchant base, as well as product improvement, the expansion of Market Express offer and order frequency.

Yandex Market total revenues grew 21% in Q4 2021 compared with Q4 2020. The slower-than-GMV revenue growth is explained by the changes in marketplace revenue mix (increase in the share of 3P GMV to 82% in Q4 2021 compared with 63% in Q4 2020), the decrease of the blended 3P take-rates as well as the decline in price comparison revenue (by 70% year-on-year on the back of the conversion of merchants from CPC to our 3P marketplace model). Revenues from sale of goods (1P) grew 58% year-on-year and were influenced by overall business growth and partially offset by a decrease in 1P as a share of GMV. Commission and other marketplace revenues (3P) increased by 69% year-on-year driven by the overall growth of 3P GMV, partially offset by the lower merchant commissions and the decrease of the 3P blended take-rates (on the back of the expansion of the DBS (Delivery by Seller) model and lower merchant commissions compared to the last year).

Adjusted EBITDA loss of the Yandex Market business was RUB 12.4 billion in Q4 2021, reflecting expectedly higher during the high season operating expenses associated both with materially increased volume of orders processed by fulfillment and logistics and targeted promotional campaigns, as well as fixed costs related to newly deployed operations infrastructure, partially offset by improving unit economics due to the optimization of delivery options, more efficient resources planning, and streamlining the key operational processes, including simplification of merchant acquisition and enrollment.

Media Services

The Media Services segment includes our subscription service Yandex Plus, Yandex Music, KinoPoisk, Yandex Afisha and our production center Yandex Studio.

Key operational trends:

●	Number of Yandex Plus subscribers reached 12 million as of the end of Q4 2021, up 79% from the end of Q4 2020

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Revenues	2,901	6,517	125%	7,807	18,408	136%
Adjusted EBITDA	(1,141)	(1,886)	65%	(3,735)	(6,464)	73%
Adjusted EBITDA margin	-39.3%	-28.9%	10.4 pp	-47.8%	-35.1%	12.7 pp

Media Services revenues grew 125% in Q4 2021 compared with Q4 2020. The increase was primarily driven by the growth of subscription revenue (on the back of the rapid growth of paying members of the Yandex Plus program), licensing revenue (due to a significantly higher volume of original content produced and exclusive content purchased in 2021 vs 2020), as well as devices revenue (a significantly greater volume of sales due to sales of new types of devices) and transactional revenue (mainly through ticket sales due to the events market recovery). The adjusted EBITDA losses of RUB 1.9 billion reflects our investments in content and marketing which translates into the growth of the Yandex Plus subscriber base as well as the growth of personnel expenses required to support the expansion of the business.

Classifieds

The Classifieds segment includes Auto.ru, Yandex Realty and Yandex Rent.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Revenues	1,818	2,302	27%	5,778	8,158	41%
Adjusted EBITDA	599	485	-19%	1,070	2,066	93%
Adjusted EBITDA margin	32.9%	21.1%	-11.8 pp	18.5%	25.3%	6.8 pp

Classifieds revenues increased by 27% in Q4 2021 compared with Q4 2020 and was driven mainly by the increase in revenues from auto dealers’ listings. Auto dealers services revenue has grown by more than 1.5x and reached RUB 1.3 billion as compared to Q4 2020 due to the continued improvement of our monetization strategies and improvement of product offering. Adjusted EBITDA decreased by 19% in Q4 2021 compared with Q4 2020, driven by increased investments in the development and marketing of new products and services in order to expand our end-to-end value proposition for both customers and consumers, as well as overall enhancement of the Classifieds segment’s offering.

Other Business Units and Initiatives

The Other Business Units and Initiatives segment includes our self-driving vehicles business (“Yandex SDG”), Zen, Yandex Cloud, Yandex Education, Devices, FinTech, Yandex Uslugi (“Services”) and Yandex Lavka experiments in international markets (“Lavka Overseas”), as well as several other experiments.

Key operational trends:

●	Zen's daily average users was 22.3 million in December 2021, up 8% from September 2021 and 10% from December 2020

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Revenues	4,620	8,642	87%	11,105	24,082	117%
Adjusted EBITDA	(2,580)	(5,506)	113%	(8,294)	(14,874)	79%
Adjusted EBITDA margin	-55.8%	-63.7%	-7.9 pp	-74.7%	-61.8%	12.9 pp

Other Business Units and Initiatives revenues increased 87% in Q4 2021 compared with Q4 2020. The increase was primarily driven by the fast growth in Devices (revenue increased 111% year-on-year to RUB 4.1 billion in Q4 2021 on the back of the strong demand for our stations and consumer price increase per device), Zen (due to development of new formats aimed to improve the quality of content and advertising feed) and Cloud (due to client base expansion and strong acceleration in the consumption of platform services).

Adjusted EBITDA loss amounted to RUB 5.5 billion, an increase on the loss of RUB 2.6 billion in Q4 2020, as a result of investments in Lavka Overseas, FinTech, Devices, Yandex SDG (where adjusted EBITDA loss was RUB 1.3 billion in Q4 2021 primarily due to an increase in the number of employees to further improve our self-driving technology, as well as to deploy rovers in new territories), Zen (due to increased investments in content development and marketing) and other initiatives. The Adjusted EBITDA margin of our Devices business has improved from -31.7% in Q4 2020 to -24.8% in Q4 2021, primarily driven by economies of scale, and the optimization of procurement prices and logistics costs.

Eliminations

Eliminations related to our revenues represent the elimination of transactions between the reportable segments, including advertising revenues, intercompany revenues related to brand royalties, data centers, logistics services, devices intercompany sales and others.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Revenues:
Segment revenues	76,897	118,748	54%	231,322	382,742	65%
Eliminations	(5,298)	(8,420)	59%	(12,978)	(26,571)	105%
Total revenues	71,599	110,328	54%	218,344	356,171	63%
Adjusted EBITDA:
Segment adjusted EBITDA	13,741	9,647	-30%	49,084	31,828	-35%
Eliminations	27	73	170%	264	315	19%
Total adjusted EBITDA	13,768	9,720	-29%	49,348	32,143	-35%

Eliminations related to our revenues increased 59% in Q4 2021 compared with Q4 2020. The increase was mainly attributed to the intercompany eliminations related to logistics activities between Yandex Market and MLU (Taxi), devices intercompany sales, higher intercompany TAC related to the fast growing Zen business as well as the intercompany revenue in Search and Portal (related to brand royalties, data centers rent paid by business units).

Consolidated revenues breakdown10

(10) The full definition of our consolidated revenues by source is presented under the caption “Revenues” in Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2020.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Online advertising revenues	38,402	48,431	26%	126,450	166,618	32%
Revenues related to MLU (Taxi) segment, excluding sales of goods	17,691	32,942	86%	57,516	101,402	76%
Revenues related to sales of goods	10,148	17,658	74%	20,145	55,910	178%
Other revenues	5,358	11,297	111%	14,233	32,241	127%
Total revenues	71,599	110,328	54%	218,344	356,171	63%

Online advertising revenues grew 26% in Q4 2021 compared with Q4 2020 and generated 44% of total revenues. On a two-year stack basis online advertising revenues grew by 19%, and by 22% excluding TAC.

Consolidated Operating Costs and Expenses

Our operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories include personnel-related costs and expenses, relevant office space rental, and related share-based compensation expenses. Increases across all cost categories reflect investments in overall growth. In Q4 2021, our headcount increased by 798 full-time employees. The total number of full-time employees was 18,004 as of December 31, 2021, up by 5% compared with September 30, 2021, and up 52% from December 31, 2020, which was primarily driven by the expansion of our teams in (i) Search and Portal (mainly sales managers and developers), (ii) in the E-commerce businesses (including Yandex Market, Yandex Lavka and Yandex Eats) to support the rapid growth of their operations and scale, and (iii) to support the fast growth of Ride-hailing, Yandex Cloud, FinTech, Media Services and other businesses.

Cost of revenues, including traffic acquisition costs (TAC)

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
TAC	5,916	7,162	21%	19,946	25,669	29%
Total TAC as a % of total revenues	8.3%	6.5%	-1.8 pp	9.1%	7.2%	-1.9 pp
Costs related to MLU (Taxi) segment, excluding sales of goods	9,096	16,604	83%	29,014	52,945	82%
Costs related to MLU (Taxi) segment, excluding sales of goods as a % of revenues	12.7%	15.0%	2.3 pp	13.3%	14.9%	1.6 pp
Cost of devices and other goods sold[11]	9,203	15,265	66%	17,586	49,957	184%
Cost of devices and other goods sold as a % of revenues	12.9%	13.8%	0.9 pp	8.1%	14.0%	5.9 pp
Other cost of revenues	7,231	13,435	86%	19,188	45,382	137%
Other cost of revenues as a % of revenues	10.1%	12.2%	2.1 pp	8.8%	12.7%	3.9 pp
Total cost of revenues	31,446	52,465	67%	85,734	173,952	103%
Total cost of revenues as a % of revenues	43.9%	47.6%	3.7 pp	39.3%	48.8%	9.5 pp

(11) Including cost of 1P products on Yandex Market marketplace.

TAC grew 21% in Q4 2021 compared with Q4 2020 and represented 6.5% of total revenues, down 177 basis points compared with Q4 2020. The year-on-year dynamic of TAC as a share of revenue was primarily driven by a decrease in the share of advertising revenues as a percentage of total revenues as well as the optimization of TAC rates.

Operating Expenses

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Product development	10,027	13,996	40%	36,339	48,461	33%
As a % of revenues	14.0%	12.7%	-1.3 pp	16.6%	13.6%	-3 pp
Sales, general and administrative	21,173	39,392	86%	62,913	122,924	95%
As a % of revenues	29.6%	35.7%	6.1 pp	28.8%	34.5%	5.7 pp
Depreciation and amortization	4,845	7,078	46%	17,687	24,111	36%
As a % of revenues	6.8%	6.4%	-0.4 pp	8.1%	6.8%	-1.3 pp
Total operating expenses	36,045	60,466	68%	116,939	195,496	67%
As a % of revenues	50.3%	54.8%	4.5 pp	53.6%	54.9%	1.3 pp

Total operating expenses increased 68% in Q4 2021 compared with Q4 2020. The increase was mainly due to personnel expenses, which supported revenue growth of MLU (Taxi) and Search and Portal, GMV growth acceleration of Yandex Market, advertising and performance marketing activities to support our market share gains, and the expansion of our customer base in a number of services (primarily Ride-hailing, E-commerce businesses, Search and Portal and our Yandex Plus subscription program). Q4 2021 dynamics were also affected by the low operating costs base in Q4 2020 due to pandemic-related cost optimization measures that were implemented in 2020.

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
SBC expense included in cost of revenues	124	112	-10%	449	479	7%
SBC expense included in product development	2,599	2,736	5%	9,216	11,504	25%
SBC expense included in SG&A	2,092	2,180	4%	6,063	8,846	46%
Total SBC expense	4,815	5,028	4%	15,728	20,829	32%
As a % of revenues	6.7%	4.6%	-2.1 pp	7.2%	5.8%	-1.4 pp

Total SBC expenses increased 4% in Q4 2021 compared with Q4 2020. The increase primarily reflects new equity-based grants made in 2020-2021 and the change of share price of Yandex N.V., which is partly offset by the exchange of MLU equity awards for new Yandex N.V. RSUs in Q4 2020.

Income/(loss) from operations

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Income/(loss) from operations	4,108	(2,603)	n/m	15,671	(13,277)	n/m

Losses from operations amounted to RUB 2.6 billion in Q4 2021 compared to income from operations of RUB 4.1 billion in Q4 2020. The decrease reflects the changes in segment mix amid the continuing investments in our rapidly growing businesses (primarily Yandex Market, FoodTech, Media Services and Other Business Units and Initiatives).

Adjusted EBITDA decreased 29% in Q4 2021 compared with Q4 2020. The decline was mainly driven by re-investments of strong Adjusted EBITDA generated by the Search and Portal and Ride-hailing businesses into a number of fast-growing attractive opportunities including E-commerce (Yandex Market, Yandex Eats Grocery and Yandex Lavka), Media Services and Other Business Units and Initiatives (including Lavka Overseas, FinTech, Devices, Yandex SDG, Zen and other experiments).

Interest income decreased RUB 49 mln in Q4 2021 compared with Q4 2020 and remained stable in both quarters.

Interest expense increased 50% in Q4 2021 compared with Q4 2020, reflecting higher finance lease expenses due to the expansion of fulfillment capacity for Yandex Market as well as our fleet of cars for our car-sharing business.

Income tax expense for Q4 2021 was RUB 2,028 million, down from RUB 3,964 million in Q4 2020. Our effective tax rate in Q4 2021 was negative of 243.5% compared to positive tax rate of 102.5% in Q4 2020. If we remove the effects of deferred tax asset valuation allowances, SBC expense, gain on the revaluation of investment in Clickhouse, contribution to the Russian Fund for the Development of Information Technologies and tax provisions recognized, our effective tax rate for Q4 2021 was 16.9%, compared to 20.7% for Q4 2020 as adjusted for effects of deferred tax asset valuation allowances, SBC expense and tax provisions recognized in that period. The decrease in the tax rate without above-mentioned effects was primarily driven by the permanent difference between US GAAP and tax accounting as well as differences in foreign tax rates of certain our subsidiaries.

Net loss was RUB 2.9 billion in Q4 2021, compared with net loss of RUB 0.1 billion in Q4 2020. Apart from the drivers described above that affected the results of operations and income taxes, the change in net income/(loss) was driven by gain on the revaluation of our investment in ClickHouse in the amount of RUB 3.5 billion and our RUB 1.5 billion contribution to the Russian Fund for the Development of Information Technologies to support Russian technology companies in promoting their products and services.

Adjusted net income decreased 55% in Q4 2021 compared with Q4 2020, primarily driven by the same factors that affected the change of net loss.

Net cash flow provided by operating activities for Q4 2021 was RUB 3.4 billion ($45.8 million) and capital expenditures were RUB 18.9 billion ($254.1 million).

The total number of shares issued and outstanding as of December 31, 2021 was 358,703,353, including 323,004,678 Class A shares, 35,698,674 Class B shares, and one Priority share and excluding 795,801 Class A shares held in treasury and all Class C shares outstanding solely as a result of the conversion of Class B shares into Class A shares. Any such Class C shares will be cancelled.

There were also employee share options outstanding to purchase up to an additional 2.9 million shares, at a weighted average exercise price of $44.32 per share, 1.9 million of which were fully vested; equity-settled share appreciation rights (SARs) for 0.1 million shares, at a weighted average measurement price of $32.85, all of which were fully vested; restricted share units (RSUs) covering 15.6 million shares, of which RSUs to acquire 5.4 million shares were fully vested; performance share units (PSUs) for 0.4 million shares and synthetic options for 2.1 million, 0.5 million of which were fully vested.

Impact of the COVID-19 Pandemic

In Q4 2021 we saw a continuing strengthening of the Russian economy as well as gradual recovery of consumer demand across our key markets. The growth rates of our key businesses, advertising and ride-hailing, have further normalized in Q4 2021 compared to the previous quarter, which was influenced by the lower base as a result of the pandemic. The businesses that experienced an acceleration of demand during the pandemic continued to demonstrate solid growth trends on the back of fewer COVID-19 restrictions, including our FoodTech businesses, Yandex Market marketplace and Media Services. We believe this is related to the change in consumer behavior and habits, and low penetration of these services in Russia.

The number of new COVID-19 cases in Russia started to grow again in December 2021 and January 2022 and reached a new record high. As such, some regions in Russia continued to introduce various lockdown measures and restrictions. The performance in the upcoming months will highly depend on the epidemiological situation in Russia and the magnitude of the potential restrictive measures implemented by authorities.

With regards to our financial position as of the end of December 31, 2021, our analysis of the effect from COVID-19 on goodwill and non-current assets shows no measurable impact. The development of the situation with respect to COVID-19 may also lead to changes in estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

Conference Call Information

Yandex’s management will hold an earnings conference call on February 15, 2022 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

We recommend using the dial-in option if you plan to ask questions. In this case please dial-in at least 10 minutes prior to the call start time (using dial-in number and confirmation code stated below).

To access the conference call live, please dial:

US: +1 646 828 8073

UK/International: +44 (0) 330 336 9601

Russia: +7 495 646 5137

Passcode: 8108150

A live and archived webcast of this conference call will be available at:

https://www.webcast-eqs.com/yandex20220215

Following the call, a webcast replay will be available at the Yandex Investor Relations website at https://ir.yandex/events-and-presentations

ABOUT YANDEX

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services, navigation products, while also expanding into e-commerce, online entertainment, cloud computing and other markets to assist millions of consumers in Russia and a number of international markets. Yandex, which has over 30 offices worldwide, has been listed on NASDAQ since 2011 and on Moscow Exchange since 2014.

More information on Yandex can be found at https://ir.yandex/.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. All statements contained in this press release other than statements of historical facts, including, without limitation, statements regarding our future financial and business performance, our business and strategy and the impact of the COVID-19 pandemic on our industry, business and financial results, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “estimate,” “expect,” “guide,” “intend,” “likely,” “may,” “will” and similar expressions and their negatives are intended to identify forward-looking statements. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, the impact of the ongoing COVID-19 pandemic and regulatory and business responses to that crisis, macroeconomic and geopolitical developments affecting the Russian economy or our business, changes in the political, legal and/or regulatory environment, competitive pressures, changes in advertising patterns, changes in user preferences, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2020 and “Risk Factors” in the Shareholder Circular filed as Exhibit 99.2 to our Current Report on Form 6-K, which were filed with the U.S. Securities and Exchange Commission (SEC) on April 1, 2021 and November 18, 2019, respectively, and are available on our investor relations website at https://ir.yandex/sec-filings and on the SEC website at https://www.sec.gov/. All information in this release and in the attachments is as of February 15, 2022, and Yandex undertakes no duty to update this information unless required by law.

USE OF NON-GAAP FINANCIAL MEASURES

To supplement the financial information prepared and presented in accordance with U.S. GAAP, we present the following non-GAAP financial measures: ex-TAC revenues, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted net income and financial results on a like-for-like basis including Yandex Market. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable U.S. GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

●	Ex-TAC revenues means U.S. GAAP revenues less total traffic acquisition costs (TAC)
●	Adjusted EBITDA means U.S. GAAP net income/(loss) plus (1) depreciation and amortization, (2) SBC expense, (3) interest expense, (4) income tax expense, (5) one-off restructuring and other expenses, (6) accrual of expense related to the contingent compensation payable to employees in connection with certain business combinations, (7) income/(loss) from equity method investments, less (1) interest income and (2) other income/(loss), net, (3) effect of Yandex Market consolidation
●	Adjusted net income means U.S. GAAP net income/(loss) plus (1) SBC expense adjusted for the income tax attributable to the SBC expense, (2) accrual of expense related to the contingent compensation payable to certain employees in connection with certain business combinations, (3) one-off restructuring and other expenses, (4) amortization of debt discount related to our convertible debt adjusted for the related reduction in income tax, (5) loss from disposal of investment in Yandex Money less (1) foreign exchange losses/(gains) adjusted for (increase)/reduction in income tax attributable to foreign exchange gains/(losses), (2) effect of Yandex Market consolidation
●	Financial results on a like-for-like basis including Yandex Market means revenues, ex-TAC revenues, income/(loss) from operations, adjusted EBITDA, adjusted net income and net income/(loss) of the combined results of operations as if the acquisition of Yandex Market completed as of January 1, 2020. These amounts have been calculated after the elimination of revenue related to intercompany transactions and adjusting the results of Yandex Market to reflect amortization associated with intangibles acquired and related income tax results

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision-making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some recurring costs, particularly share-based compensation. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below we describe why we make particular adjustments to certain U.S. GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with U.S. GAAP and net of the effect of TAC, which we view as comparable to sales bonuses but, unlike sales bonuses, are not deducted from U.S. GAAP revenues. By presenting revenue, net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clearer picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under U.S. GAAP to accrue as expense the contingent compensation that is payable to certain employees in connection with certain business combinations. We eliminate these acquisition-related expenses from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets and liabilities in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted EBITDA, adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

One-off restructuring and other expenses

We believe that it is useful to present adjusted net income, adjusted EBITDA and related margin measures excluding impacts not related to our operating activities. Adjusted net income and adjusted EBITDA exclude expenses related to restructuring targeted amendments to Corporate Governance Structure approved by shareholders in December 2019 and other similar one-off expenses.

Effect of Yandex Market consolidation

We adjust net income and EBITDA for gain on Yandex Market consolidation. We have eliminated this gain from adjusted net income and adjusted EBITDA as we believe that it is useful to present adjusted net income, adjusted EBITDA and related margins measures excluding impacts not related to our operating activities.

Loss from disposal of investment in Yandex Money

We adjust net income for loss from disposal of investment in Yandex Money. We have added this loss to adjusted net income as we believe that it is useful to present adjusted net income and related margin measures excluding impacts not related to our operating activities.

Amortization of debt discount

We also adjust net income for interest expense representing amortization of the debt discount related to our convertible senior notes due 2025 issued in Q1 2020. We have eliminated this expense from adjusted net income as it is non-cash in nature and is not indicative of our ongoing operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use from the most directly comparable U.S. GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles and U.S. dollars, except share and per share data)

		As of
	December 31,	December 31,	December 31,
	2020*	2021	2021
	RUB	RUB	$
ASSETS
Cash and cash equivalents	132,398	79,275	1,067.1
Term deposits	105,787	23,415	315.2
Investments in marketable equity securities	-	4,049	54.5
Accounts receivable, net	25,440	43,568	586.4
Prepaid expenses	6,727	12,663	170.4
Inventory	4,810	9,587	129.0
Funds receivable, net	2,289	6,180	83.2
Investments in debt securities	-	452	6.1
VAT reclaimable	7,573	13,498	181.7
Other current assets	5,377	7,288	98.1
Total current assets	290,401	199,975	2,691.7
Property and equipment, net	61,772	98,325	1,323.5
Operating lease right-of-use assets	20,800	36,245	487.9
Intangible assets, net	21,842	22,359	301.0
Content assets, net	7,464	13,767	185.3
Goodwill	104,275	117,864	1,586.5
Long-term prepaid expenses	1,391	3,278	44.0
Investments in non-marketable equity securities	1,135	10,215	137.5
Deferred tax assets	1,639	5,625	75.7
Other non-current assets	4,893	7,843	105.6
Total non-current assets	225,211	315,521	4,247.0
TOTAL ASSETS	515,612	515,496	6,938.7
LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable, accrued and other liabilities	43,634	84,495	1,137.3
Income and non-income taxes payable	12,573	16,196	218.0
Deferred revenue	6,645	10,415	140.2
Total current liabilities	62,852	111,106	1,495.5
Convertible debt	83,277	85,835	1,155.4
Deferred tax liabilities	3,705	2,989	40.2
Operating lease liabilities	12,830	24,642	331.7
Finance lease liabilities	3,387	15,350	206.6
Other accrued liabilities	1,459	2,649	35.7
Total non-current liabilities	104,658	131,465	1,769.6
Total liabilities	167,510	242,571	3,265.0
Redeemable noncontrolling interests	3,167	869	11.7
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 500,000,000, Class B: 37,138,658 and Class C: 37,748,658); shares issued (Class A: 320,430,479 and 323,800,479, Class B: 35,708,674 and 35,698,674, and Class C: 1,429,984 and 10,000, respectively); shares outstanding (Class A: 318,501,858 and 323,004,678, Class B: 35,708,674 and 35,698,674, and Class C: nil)	278	281	3.8
Treasury shares at cost (Class A: 1,928,621 and 795,801, respectively)	(6)	(2,728)	(36.7)
Additional paid-in capital	160,857	112,942	1,520.2
Accumulated other comprehensive income	17,923	16,193	217.9
Retained earnings	145,789	131,488	1,769.9
Total equity attributable to Yandex N.V.	324,841	258,176	3,475.1
Noncontrolling interests	20,094	13,880	186.9
Total shareholders’ equity	344,935	272,056	3,662.0
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	515,612	515,496	6,938.7

*  Derived from audited consolidated financial statements and revised in the first quarter of 2021 due to immaterial discrepancies

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Operations

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	2021	2020	2021	2021
	RUB	RUB	$	RUB	RUB	$

Revenues	71,599	110,328	1,485.0	218,344	356,171	4,794.2
Operating costs and expenses:
Cost of revenues(1)	31,446	52,465	706.2	85,734	173,952	2,341.4
Product development(1)	10,027	13,996	188.4	36,339	48,461	652.3
Sales, general and administrative(1)	21,173	39,392	530.2	62,913	122,924	1,654.7
Depreciation and amortization	4,845	7,078	95.3	17,687	24,111	324.5
Total operating costs and expenses	67,491	112,931	1,520.1	202,673	369,448	4,972.9
Income/(loss) from operations	4,108	(2,603)	(35.1)	15,671	(13,277)	(178.7)
Interest income	1,161	1,112	15.0	3,869	4,615	62.1
Interest expense	(747)	(1,119)	(15.1)	(2,373)	(3,711)	(50.0)
Effect of Yandex Market consolidation	-	-	-	19,230	-	-
Income/(loss) from equity method investments	2	3,825	51.5	(2,175)	6,367	85.7
Other income/(loss), net	(655)	(2,048)	(27.5)	2,321	(1,217)	(16.3)
Net income/(loss) before income taxes	3,869	(833)	(11.2)	36,543	(7,223)	(97.2)
Income tax expense	3,964	2,028	27.3	13,193	7,430	100.0
Net income/(loss)	(95)	(2,861)	(38.5)	23,350	(14,653)	(197.2)
Net loss/(income) attributable to noncontrolling interests	411	(1,567)	(21.1)	1,363	(16)	(0.2)
Net income/(loss) attributable to Yandex N.V.	316	(4,428)	(59.6)	24,713	(14,669)	(197.4)
Net income/(loss) per Class A and Class B share:
Basic	0.89	(12.19)	(0.16)	72.52	(40.48)	(0.54)
Diluted	0.81	(12.19)	(0.16)	69.77	(40.48)	(0.54)
Weighted average number of Class A and Class B shares used in per share computation
Basic	353,292,329	363,263,671	363,263,671	340,764,574	362,386,669	362,386,669
Diluted	365,970,656	363,263,671	363,263,671	353,382,841	362,386,669	362,386,669

(1) These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	124	112	1.5	449	479	6.4
Product development	2,599	2,736	36.8	9,216	11,504	154.8
Sales, general and administrative	2,092	2,180	29.4	6,063	8,846	119.2

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended December 31,
	2020	2021	2021
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)	(95)	(2,861)	(38.5)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	3,644	5,443	73.3
Amortization of intangible assets	1,201	1,635	22.0
Amortization of content assets	737	941	12.7
Operating lease right-of-use assets amortization and the lease liability accretion	2,607	3,183	42.8
Amortization of debt discount and issuance costs	526	516	6.9
Share-based compensation expense	4,815	5,028	67.7
Deferred income tax expense/(benefit)	681	240	3.2
Foreign exchange (gains)/losses	880	(149)	(2.0)
Income from equity method investments	(2)	(3,825)	(51.5)
Other	54	(714)	(9.6)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(6,555)	(11,574)	(155.8)
Prepaid expenses and other assets	(6,415)	(5,132)	(69.0)
Inventory	2,406	(2,499)	(33.5)
Accounts payable, accrued and other liabilities	2,175	12,938	174.1
Deferred revenue	1,951	2,633	35.4
Bank deposits and loans to customers	-	303	4.1
Bank deposits and liabilities	-	(145)	(2.0)
Content assets	(2,503)	(2,137)	(28.8)
Content liabilities	31	(421)	(5.7)
Net cash provided by operating activities	6,138	3,403	45.8
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(7,176)	(18,879)	(254.1)
Proceeds from sale of property and equipment	32	85	1.1
Acquisitions of businesses, net of cash acquired	(329)	-	-
Investments in non-marketable equity securities	-	(2,485)	(33.4)
Investments in marketable equity securities	-	(735)	(9.9)
Proceeds from investments in non-marketable equity securities	-	944	12.7
Proceeds from sale of marketable equity securities	-	511	6.9
Investments in debt securities	-	(100)	(1.3)
Investments in term deposits	(96,937)	(23,475)	(316.0)
Maturities of term deposits	141,830	53,443	719.4
Loans granted	(472)	(443)	(6.0)
Proceeds from repayments of loans	-	390	5.2
Net cash provided by investing activities	36,948	9,256	124.6
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	1,088	114	1.5
Repurchases of share options	(186)	-	-
Ordinary shares issuance costs	(5)	-	-
Repurchases of ordinary shares	-	(3,436)	(46.2)
Proceeds from overdraft borrowings	397	2,941	39.6
Payment of contingent consideration and holdback amount	-	(569)	(7.7)
Payment for finance leases	(63)	(301)	(4.1)
Other financing activities	(21)	(141)	(1.8)
Purchase of redeemable noncontrolling interests	(135)	-	-
Purchase of non-redeemable noncontrolling interests	-	(14,714)	(198.1)
Net cash provided by/(used in) financing activities	1,075	(16,106)	(216.8)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	(5,228)	1,359	18.3
Net change in cash and cash equivalents, and restricted cash and cash equivalents	38,933	(2,088)	(28.1)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	93,513	81,487	1,096.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	132,446	79,399	1,068.7

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	93,463	81,425	1,096.0
Restricted cash and cash equivalents, beginning of period	50	62	0.8
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	93,513	81,487	1,096.8

Cash and cash equivalents, end of period	132,398	79,275	1,067.1
Restricted cash and cash equivalents, end of period	48	124	1.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	132,446	79,399	1,068.7

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Twelve months ended December 31,
	2020	2021	2021
	RUB	RUB	$
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income/(loss)	23,350	(14,653)	(197.2)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation of property and equipment	13,862	18,162	244.4
Amortization of intangible assets	3,825	5,949	80.1
Amortization of content assets	3,013	6,386	86.0
Operating lease right-of-use assets amortization and the lease liability accretion	9,643	11,223	151.1
Amortization of debt discount and issuance costs	1,667	2,070	27.9
Share-based compensation expense	15,728	20,829	280.4
Deferred income tax expense/(benefit)	666	(5,163)	(69.5)
Foreign exchange gains	(2,752)	(235)	(3.2)
(Income)/loss from equity method investments	2,175	(6,367)	(85.7)
Effect of Yandex Market consolidation	(19,230)	-	-
Other	1,166	(458)	(6.2)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	(6,333)	(18,011)	(242.4)
Prepaid expenses and other assets	(5,607)	(22,405)	(301.7)
Inventory	(1,501)	(4,756)	(64.0)
Accounts payable, accrued and other liabilities	(2,939)	22,835	307.4
Deferred revenue	2,617	3,806	51.2
Bank deposits and loans to customers	-	304	4.1
Bank deposits and liabilities	-	(194)	(2.6)
Content assets	(7,300)	(11,740)	(158.0)
Content liabilities	554	1,711	23.0
Net cash provided by operating activities	32,604	9,293	125.1
CASH FLOWS PROVIDED BY/(USED IN) INVESTING ACTIVITIES:
Purchases of property and equipment and intangible assets	(24,551)	(44,621)	(600.6)
Proceeds from sale of property and equipment	106	147	2.0
Acquisitions of businesses, net of cash acquired	(33,798)	(8,236)	(110.9)
Investments in non-marketable equity securities	(15)	(3,143)	(42.3)
Investments in marketable equity securities	-	(10,604)	(142.7)
Proceeds from investments in non-marketable equity securities	-	944	12.7
Proceeds from sale of marketable equity securities	-	6,163	83.0
Investments in debt securities	-	(100)	(1.3)
Investments in term deposits	(364,894)	(264,151)	(3,555.5)
Maturities of term deposits	303,286	345,474	4,650.1
Loans granted	(472)	(1,546)	(20.9)
Proceeds from repayments of loans	391	1,667	22.4
Net cash provided by/(used in) investing activities	(119,947)	21,994	296.0
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	1,176	1,153	15.5
Repurchases of share options	(828)	(67)	(0.9)
Proceeds from issuance of convertible debt	82,046	-	-
Proceeds from overdraft borrowings	397	2,941	39.6
Repayments of overdraft borrowings	-	(398)	(5.4)
Proceeds from issuance of ordinary shares	72,650	-	-
Ordinary shares issuance costs	(96)	-	-
Repurchases of ordinary shares	(10,165)	(6,966)	(93.8)
Payment of contingent consideration and holdback amount	(63)	(6,073)	(81.7)
Payment for finance leases	(374)	(737)	(9.9)
Other financing activities	(145)	(427)	(5.7)
Purchase of redeemable noncontrolling interests	(3,213)	(1,194)	(16.1)
Purchase of non-redeemable noncontrolling interests	(1,709)	(73,077)	(983.6)
Net cash provided by/(used in) financing activities	139,676	(84,845)	(1,142.0)
Effect of exchange rate changes on cash and cash equivalents, and restricted cash and cash equivalents	23,660	511	6.8
Net change in cash and cash equivalents, and restricted cash and cash equivalents	75,993	(53,047)	(714.1)
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	56,453	132,446	1,782.8
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	132,446	79,399	1,068.7

Reconciliation of cash and cash equivalents, and restricted cash and cash equivalents:
Cash and cash equivalents, beginning of period	56,415	132,398	1,782.1
Restricted cash and cash equivalents, beginning of period	38	48	0.7
Cash and cash equivalents, and restricted cash and cash equivalents, beginning of period	56,453	132,446	1,782.8

Cash and cash equivalents, end of period	132,398	79,275	1,067.1
Restricted cash and cash equivalents, end of period	48	124	1.6
Cash and cash equivalents, and restricted cash and cash equivalents, end of period	132,446	79,399	1,068.7

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE U.S. GAAP MEASURES

Reconciliation of Ex-TAC Revenues to U.S. GAAP Revenues

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Total revenues	71,599	110,328	54%	218,344	356,171	63%
Less: traffic acquisition costs (TAC)	5,916	7,162	21%	19,946	25,669	29%
Ex-TAC revenues	65,683	103,166	57%	198,398	330,502	67%

Reconciliation of Adjusted EBITDA to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Net income/(loss)	(95)	(2,861)	n/m	23,350	(14,653)	n/m
Add: depreciation and amortization	4,845	7,078	46%	17,687	24,111	36%
Add: SBC expense	4,815	5,028	4%	15,728	20,829	32%
Add: compensation expense related to contingent consideration	-	208	n/m	-	471	n/m
Add: one-off restructuring and other expenses	-	9	n/m	262	9	-97%
Less: interest income	(1,161)	(1,112)	-4%	(3,869)	(4,615)	19%
Add: interest expense	747	1,119	50%	2,373	3,711	56%
Add: loss/(income) from equity method investments	(2)	(3,825)	n/m	2,175	(6,367)	n/m
Less: other (income)/loss, net	655	2,048	213%	(2,321)	1,217	n/m
Less: effect of Yandex Market consolidation	-	-	n/m	(19,230)	-	n/m
Add: income tax expense	3,964	2,028	-49%	13,193	7,430	-44%
Adjusted EBITDA	13,768	9,720	-29%	49,348	32,143	-35%

Reconciliation of Adjusted Net Income to U.S. GAAP Net Income

In RUB millions	Three months ended December 31,			Twelve months ended December 31,
	2020	2021	Change	2020	2021	Change
Net income/(loss)	(95)	(2,861)	n/m	23,350	(14,653)	n/m
Add: SBC expense	4,815	5,028	4%	15,728	20,829	32%
Less: income tax attributable to SBC expense	89	-	n/m	-	-	n/m
Add: compensation expense related to contingent consideration	-	208	n/m	-	471	n/m
Less: foreign exchange gains/(losses)	880	(149)	n/m	(2,752)	(235)	-91%
Add: increase in income tax attributable to foreign exchange gains/(losses)	(234)	22	n/m	937	31	-97%
Add: one-off restructuring and other expenses	(3)	9	n/m	215	9	-96%
Add: loss from disposal of investment in Yandex Money	-	-	n/m	900	-	n/m
Less: effect of Yandex Market consolidation	-	-	n/m	(19,230)	-	n/m
Add: amortization of debt discount	526	516	-2%	1,667	2,070	24%
Less: reduction in income tax attributable to amortization of debt discount	(132)	(128)	-3%	(417)	(517)	24%
Adjusted net income	5,846	2,645	-55%	20,398	8,005	-61%

Reconciliation of Adjusted EBITDA Margin U.S. GAAP Net Loss Margin

In RUB millions
	U.S. GAAP Actual Net Loss	Net Loss Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)
Three months ended December 31, 2021	(2,861)	-2.6%	12,581	9,720	8.8%
Twelve months ended December 31, 2021	(14,653)	-4.1%	46,796	32,143	9.0%

(1)	Net loss margin is defined as net loss divided by total revenues.
(2)	Adjusted to eliminate depreciation and amortization expense, SBC expense, one-off restructuring and other expenses, accrual of expense related to contingent consideration, interest income, interest expense, loss/income from equity method investments, other income, net, income tax expense and effect of Yandex Market consolidation. For a reconciliation of adjusted EBITDA to net loss, please see the table above.
(3)	Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

Reconciliation of financial results on a like-for-like basis including Yandex Market to U.S. GAAP financial results

In RUB millions
Twelve months ended December 31, 2020
Revenues	218,344
Add: revenues of Yandex Market, net of intercompany eliminations	13,481
Revenues, including Yandex Market	231,825
Ex-TAC revenues	198,398
Add: Ex-TAC revenues related to Yandex Market, net of intercompany eliminations	13,049
Ex-TAC revenues, including Yandex Market	211,447
Income/(loss) from operations	15,671
Less: depreciation and amortization of assets identified in a business combinations	(554)
Less: loss from operations of Yandex Market, net of intercompany eliminations	(5,575)
Income from operations, including Yandex Market	9,542
Net income	23,350
Less: depreciation and amortization of assets identified in a business combinations and related income tax effect	(1,007)
Less: loss of Yandex Market	(2,034)
Net income, including Yandex Market	20,309

Contacts:

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru